Julia R. Short
President and CEO
RidgeWorth Funds
Email: julia.short@ridgeworth.com
Phone: 404-845-7622

VIA EDGAR

February 5, 2016

Ms. Marianne R. Dobelbower

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RidgeWorth Funds (the “Registrant)

File Nos. 033-45671 and 811-06557

Dear Ms. Dobelbower:

On behalf of the Registrant, we are filing this letter to respond to the Staff’s comments on the Registrant’s filing on November 24, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 of Post-Effective Amendment No. 103 to the Registrant’s registration statement on Form N-1A (Accession No. 0001193125-15-386863) with the U.S. Securities and Exchange Commission (the “SEC”) (the “Amendment”) to register shares of RidgeWorth Capital Innovations Global Resources and Infrastructure Fund (the “Fund”), a new series of the Registrant. The Staff’s comments were conveyed to the Registrant verbally on January 13, 2016.

For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. The Staff notes that the Fund’s name includes the term “infrastructure,” however, the Fund’s 80% investment policy does not include this term. Please explain how the 80% investment policy is appropriate in light of the Fund’s name. Also, with respect to the Fund’s concentration policy as disclosed in the Statement of Additional Information, please confirm the connection between the three industries named in the concentration policy and the 80% investment policy.

Response. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of issuers that are primarily engaged in the ownership, development, exploration, production, distribution or processing of natural resources, as well as in securities of companies that are suppliers to firms producing natural resources and in instruments with economic characteristics similar to natural resources securities. The Registrant confirms that this description encompasses the infrastructure industry. The Registrant has clarified the groups of industries named in the Fund’s concentration policy. Additionally, for clarity, the Registrant has moved disclosure with respect to how the Subadviser will allocate the Fund’s assets among the infrastructure, timber and agribusiness strategies closer to the 80% investment policy disclosure.

2.	Comment. In the “Principal Investment Strategies” section, the prospectus states that “[t]ypically, the Fund will invest in issuers listed in at least three countries outside the United States, and will invest at least 40% of its assets in foreign issuers.” Please explain what the term “typically” means.

Response. The Registrant has changed the term “typically” to “under normal market conditions.”

3.	Comment. Please confirm and disclose that any fee waivers will be for a term of not less than one year from the effective date of the Amendment. Additionally, the Staff notes that the Fund’s expense limitation agreement may be terminated upon the termination of the Investment Advisory Agreement between the Fund and the Adviser. If the Adviser can terminate the Investment Advisory Agreement in its own discretion, then consider removing the fee waivers and expense reimbursement line items from the fee table or supplementally explain why the Adviser believes it is appropriate to retain that line item in the fee table.

Response. The Registrant so confirms. Notwithstanding the fact that the expense limitation agreement may be terminated upon the termination of the Investment Advisory Agreement between the Fund and the Adviser, it is the Adviser’s intention that any termination of the expense limitation agreement will not be effective until the end of the one year period after the Fund’s registration statement is effective. The Registrant has made corresponding changes to the disclosure contained in the footnote to the fee table.

4.	Comment. The Staff notes that the Fund may invest in exchange-traded funds (“ETFs”). In the event the fees and expenses incurred by the Fund as a result of investments in ETFs exceed 0.01% of average net assets of the Fund, please include these fees as a line item in the fee table.

Response. The Registrant confirms that, while the Fund may invest in ETFs, there is no current intention by the Subadviser to do so. The Registrant has therefore made no revisions to the fee table.

5.	Comment. Please confirm that the Fund’s investment in master limited partnerships (“MLPs”) will be in MLPs principally engaged in the energy or infrastructure industries.

Response. The Registrant so confirms.

6.	Comment. The “Foreign Companies and Securities Risk” references emerging markets. If investments in emerging markets will be a principal strategy, please disclose this in the principal investment strategy section.

Response. The Registrant notes that investments in emerging markets will not be a principal strategy of the Fund. The Registrant has therefore made no revisions to the disclosure.

7.	Comment. The Staff notes that the Fund will be adopting the performance record of a predecessor fund. Please clarify the text in the “Performance” section to make it more clear.

Response. The Registrant has made changes consistent with the Staff’s comment.

8.	Comment. The “Equity Securities Risk” notes that investments in equity derivatives are subject to market risk. If investments in derivatives will be a principal strategy, please disclose this in the principal investment strategy section.

Response. The Registrant notes that the Fund does not intend to invest in derivatives as a principal strategy. The Registrant has therefore made no revisions to the disclosure.

9.	Comment. The Staff notes a section in the prospectus entitled “More Information About Indices”. Given that the Fund is not an index fund, please explain the purpose of this section.

Response. The Registrant notes that, rather than describe the comparative index in the performance section of the prospectus, it includes a description of the index in a separate section entitled “More Information About Indices”.

10.	Comment. Please confirm and clarify disclosure in the “Management” section about how the Adviser may recapture fee waivers and expense reimbursements.

Response. The Registrant has made changes consistent with the Staff’s comment.

11.	Comment. Please clarify what “qualifying shares” of the State Street Institutional Liquid Reserves Fund (the “State Street Fund”) are under the section “Purchasing, Selling and Exchanging Fund Shares”. Please supplementally confirm that the State Street Fund’s prospectus is available on the Fund’s website as stated in the Fund’s prospectus.

Response. The Registrant has made changes consistent with the Staff’s comment. The Registrant so confirms.

Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) Registrant may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions or comments, please do not hesitate to contact me at 404-845-7622.

Sincerely,

/s/ Julia R. Short
Julia R. Short

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